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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, has acquired outstanding shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”) currently constituting 82.33% of the total issued shares of Grindrod Shipping. TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website (https://taylormaritimeinvestments.com) and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published its annual report on the London Stock Exchange and its website which included information regarding Grindrod Shipping. Such information is not included as part of or incorporated by reference in this 6-K or any of Grindrod Shipping’s public filings or press releases.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: July 23, 2024	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer

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